EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2006	2005	2004	2003	2002

Earnings:
Pretax income from continuing operations	$5,328	$4,248	$3,831	$3,415	$3,021
Interest expense	2,880	2,168	1,659	1,606	1,832
Other adjustments	139	150	151	154	174

Total earnings (a)	$8,347	$6,566	$5,641	$5,175	$5,027

Fixed charges:
Interest expense	$2,880	$2,168	$1,659	$1,606	$1,832
Other adjustments	106	151	145	139	151

Total fixed charges (b)	$2,986	$2,319	$1,804	$1,745	$1,983

Ratio of earnings to fixed charges (a/b)	2.80	2.83	3.13	2.97	2.54

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (American Express) and Travel Related Services’ cardmember lending activities, which is netted against other investment income, net of interest and cardmember lending net finance charge revenue, net of interest, respectively, in the Consolidated Statements of Income.

For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs and the interest component of rental expense.